     As filed with the Securities and Exchange Commission on June 19, 1996


                                                   Registration No. 333-02969
================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                -------------

                               AMENDMENT NO. 2
                                      TO
                                    FORM S-3
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933


                                -------------

                             DDL ELECTRONICS, INC.
             (Exact name of Registrant as specified in its charter)

           Delaware                                                            33-0213512
- --------------------------------                                   ------------------------------------
(State or Other Jurisdiction of                                    (I.R.S. Employer Identification No.)
Incorporation or Organization)

                               2151 Anchor Court
                         Newbury Park, California 91320
                           Telephone: (805) 376-9415
                           Telecopier: (805) 376-9015
                 (Address, including zip code, and telephone number, including area code, of Registrant's principal executive offices)

                                -------------

                             Mr. Richard K. Vitelle
                           Vice President -- Finance
                             DDL Electronics, Inc.
                               2151 Anchor Court
                         Newbury Park, California 91320
                           Telephone: (805) 376-9415
                           Telecopier: (805) 376-9015
           (Name, address, including zip code, and telephone number,
                   including area code, of agent for service)

                                -------------

                                    Copy to:


                            Patrick Daugherty, Esq.
                             Daniel J. Fritze, Esq.
                   Nelson Mullins Riley & Scarborough, L.L.P.
                          NationsBank Corporate Center
                            Charlotte, NC 28202-4000
                           Telephone: (704) 417-3101
                           Telecopier: (704) 377-4814


         APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: From time to time after this Registration Statement becomes effective.

         If the only securities being registered on this form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. [ ]

         If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. [x]

         If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.[ ]

         If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.[ ]

         If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box.[ ]



                                     CALCULATION OF REGISTRATION FEE
===========================================================================================================
  Title of each class        Amount              Proposed               Proposed               Amount of
  of securities to be         to be           maximum offering      maximum aggregate        registration
      registered          registered (1)           price              offering price              fee
- -----------------------------------------------------------------------------------------------------------
 Outstanding Common     1,005,000 shares      $1.88 per share (2)    $1,889,400 (2)             $  652 (3)
 Stock, $.01 par           40,000 shares      $2.00 per share (4)    $   80,000 (4)             $   28 (5)
 value                  1,164,516 shares      $1.94 per share (6)    $2,259,162 (6)             $  780 (7)

 Common Stock
 Underlying Common
 Stock                    455,000 shares (8)  $3.50 per share (9)    $1,645,000 (9)(10)         $  568 (7)
 Purchase Warrants      2,165,872 shares      $2.50 per share (9)    $5,414,680 (9)             $1,868 (7)

 Total                  4,830,388 shares                                                        $3,896 (11)
===========================================================================================================


 (1) This Registration Statement covers the resale of (a) up to 4,830,388 shares (the "Shares") of common stock, par value $.01 per share (the "Common Stock"), of the Registrant, consisting of (i) 2,209,516 outstanding shares of Common Stock and (ii) 2,620,872 shares issuable upon the exercise of outstanding warrants to purchase Common Stock, and (b) outstanding warrants covering 1,500,000 shares of Common Stock.


 (2) Based upon the average of the high and low prices for the Common Stock on June 13, 1996, as reported in the consolidated reporting system, in accordance with Rule 457(c).


 (3)     Paid herewith.

 (4) Based upon the average of the high and low prices for the Common Stock on May 21, 1996, as reported in the consolidated reporting system, in accordance with Rule 457(c).

 (5)     Paid on May 24, 1996.

 (6) Based upon the average of the high and low prices for the Common Stock on April 26, 1996, as reported in the consolidated reporting system, in accordance with Rule 457(c).

 (7)     Paid on April 29, 1996.

 (8) Reduced from the 470,000 shares of Common Stock indicated in the Registration Statement as filed on April 29, 1996.

 (9) Calculated at the highest prices at which the separate series of warrants may be exercised, as required by Rule 457(g). Pursuant to Rule 457(g), no separate registration fee is required for the warrants themselves.

(10)     Assumes registration of 470,000 shares of Common Stock.


(11) Of such amount, $3,216 was paid on April 29, 1996, $28 was paid on May 24, 1996, and $652 is being paid herewith.


         THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THIS REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE SECURITIES AND EXCHANGE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.

Information contained herein is subject to completion or amendment. A registration statement relating to these securities has been filed with the Securities and Exchange Commission. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This prospectus shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.


                             SUBJECT TO COMPLETION
                              DATED JUNE 19, 1996


                             DDL ELECTRONICS, INC.

                                  COMMON STOCK
                         COMMON STOCK PURCHASE WARRANTS


         This Prospectus relates to the resale from time to time of up to 4,830,388 shares (the "Shares") of common stock, $.01 par value (the "Common Stock"), of DDL Electronics, Inc. (the "Company"), consisting of 2,209,516 outstanding shares of Common Stock and 2,620,872 shares issuable upon the exercise of outstanding warrants to purchase Common Stock (the "Warrants"), as well as outstanding Warrants covering 1,500,000 Shares (the "Offered Warrants").


         The Shares may be offered and sold from time to time by the holders thereof (the "Selling Stockholders") on the New York Stock Exchange (the "NYSE") or on the Pacific Stock Exchange (the "PSE"). In addition, the Shares and the Offered Warrants (together, the "Offered Securities") may be offered and sold from time to time in privately negotiated sales or otherwise, in each case at market prices prevailing at the time of sale, at prices relating to such prevailing market prices or at negotiated prices and without payment of any underwriting discounts or commissions, except for usual and customary selling commissions paid to brokers or dealers. The Company will not receive any proceeds from the sale of the Offered Securities. All expenses in connection with the registration of the Offered Securities will be borne by the Company. See "Selling Stockholders" and "Plan of Distribution."


        The Common Stock is currently listed on the NYSE and on the PSE under the symbol "DDL." On June 18, 1996, the closing price per share of the Common Stock, as reported in the consolidated reporting system, was $2.25. The Common Stock is subject to delisting by the NYSE for noncompliance with certain continued listing requirements. There is no secondary market for the Offered Warrants. The Offered Warrants will neither be listed on the NYSE, the PSE or any other national securities exchange nor will they be qualified for trading on the automated quotation system ("Nasdaq") of the National Association of Securities Dealers, Inc. (the "NASD").



                               ---------------

         THE OFFERED SECURITIES INVOLVE A HIGH DEGREE OF RISK. SEE "RISK FACTORS," COMMENCING ON PAGE 4.

                               ---------------

         THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE
           SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES
           COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION
               OR ANY STATE SECURITIES COMMISSION PASSED UPON THE
                    ACCURACY OR ADEQUACY OF THIS PROSPECTUS.
                       ANY REPRESENTATION TO THE CONTRARY
                             IS A CRIMINAL OFFENSE.

                               ---------------


                 The date of this Prospectus is June ___, 1996.

                             ADDITIONAL INFORMATION


         The Company has filed with the Securities and Exchange Commission (the "SEC") a Registration Statement on Form S-3 under the Securities Act of 1933, as amended (the "Securities Act"), with respect to the Offered Securities.
This Prospectus does not contain all of the information set forth in the Registration Statement and the exhibits and schedules thereto. For further information with respect to the Company and the Offered Securities, reference is made to the Registration Statement, including the exhibits and schedules filed as part thereof. Statements contained in this Prospectus as to the contents of any contract or any other document are not necessarily complete, and, in each such instance, reference is hereby made to the copy of the contract or document filed as an exhibit to the Registration Statement.


         The Company is subject to the informational and reporting requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files reports, proxy statements and other information with the SEC. The Registration Statement and exhibits and schedules thereto, as well as such reports, proxy statements and other information, may be inspected and copied at the Public Reference Section of the SEC at 450 Fifth Street, N.W., Washington, D.C. 20549, and at the regional offices of the SEC located at 7 World Trade Center, Suite 1300, New York, New York 10048 and at 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Copies of all or any part of such materials may be obtained from any such office upon payment of the fees prescribed by the SEC. Such information may also be inspected at the offices of the NYSE at 20 Broad Street, New York, New York 10005 and at the offices of the PSE at 233 South Beaudry Avenue, Los Angeles, California 90012.

               INCORPORATION OF CERTAIN INFORMATION BY REFERENCE


         The following documents have been filed with the SEC by the Company and are hereby incorporated by reference into this Prospectus: (i) the Company's Annual Report on Form 10-K for its fiscal year ended June 30, 1995 (the "Form 10-K"); (ii) the Company's Amendment on Form 10-K/A to the Form 10-K (the "Form 10-K Amendment"); (iii) the Company's Quarterly Report on Form 10-Q for its fiscal quarter ended September 30, 1995; (iv) the Company's Quarterly Report on Form 10-Q for its fiscal quarter ended December 31, 1995 (the "Second Quarter 10-Q"); (v) the Company's Quarterly Report on Form 10-Q for its fiscal quarter ended March 31, 1996; (vi) the Company's Current Reports on Form 8-K, dated the following dates: July 12, 1995, July 13, 1995, August 3, 1995, August 7, 1995 and January 29, 1996 (the "SMTEK 8-K"); (vii) the Company's Amendment on Form 8-K/A, dated March 27, 1996, to the SMTEK 8-K (the "SMTEK 8-K/A"); and (viii) the description of the Common Stock contained in the Company's Registration Statement on Form 8-A filed with the SEC pursuant to Section 12 of the Exchange Act. All other documents filed pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act from the date of this Prospectus and prior to the termination of this offering shall be deemed to be incorporated by reference herein and shall be deemed to be a part hereof from the date of filing thereof.


         Any statement contained in a document incorporated or deemed incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any subsequently filed document that is also deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

         The Company hereby undertakes to provide without charge to each person to whom a Prospectus is delivered, upon written or oral request of such person, a copy of any document incorporated herein by reference (not including exhibits to documents that have been incorporated herein by reference unless such exhibits are specifically incorporated by reference in the document which this Prospectus incorporates). Requests should be directed to Mr. Richard K. Vitelle, Vice President -- Finance, DDL Electronics, Inc., 2151 Anchor Court, Newbury Park, California 91320, telephone (805) 376-9415.

                              RECENT DEVELOPMENTS

ACQUISITION OF SMTEK

         On January 12, 1996, the Company acquired all of the outstanding stock of SMTEK, Inc., a California corporation ("SMTEK"). SMTEK specializes in the design and manufacture of complex printed circuit board assemblies and modules utilizing surface mount technology ("SMT") for sale to government-related and commercial customers. In its fiscal years ended March 31, 1995 and 1994, SMTEK derived 74% and 83% of its net sales, respectively, from contracts with prime contractors of intelligence and military agencies of the United States government. For further information about the Company's acquisition of SMTEK, see the SMTEK 8-K and the SMTEK 8-K/A. For further information about the business of SMTEK, see "The Company -- EMS Contracts -- SMTEK."

         The consideration paid by the Company to purchase SMTEK consisted of 1,000,000 shares of Common Stock and $7,199,000 in cash. The cash portion of the purchase price was financed principally by short-term bridge loans extended to the Company in November 1995 and January 1996 in the aggregate amount of $7,000,000, bearing interest at 10% per annum (the "Bridge Loans"). The Company refinanced the Bridge Loans in February 1996 by issuing $5,300,000 in aggregate amount of 10% Senior Secured Notes due July 1, 1997 (the "Notes") and $3,500,000 in aggregate amount of 10% Cumulative Convertible Debentures due February 28, 1997 (the "Debentures"). As compensation for placing the Notes and the Debentures, the Company paid to Rickel & Associates, Inc. ("Rickel") a fee of $352,000 and issued to Rickel 572,683 shares of Common Stock. Rickel also received certain compensation for making and arranging Bridge Loans. For further information about the Bridge Loans, the Notes and the Debentures, see the SMTEK 8-K and the SMTEK 8-K/A.

CHANGES IN THE COMPANY'S CAPITALIZATION


         After the issuance of the Notes and the Debentures, at April 15, 1996 the Company had 20,300,532 shares of Common Stock issued and outstanding, an increase of 3,701,183 shares over the number of shares outstanding at December 31, 1995. At April 15, 1996, 4,433,121 shares of Common Stock were issuable by the Company upon the exercise of options and warrants issued by the Company, including 1,060,000 warrants exercisable only upon an event of default with respect to the Notes. At that date the Company also was committed to issue 20,000 shares of Common Stock and options covering an additional 205,000 shares of Common Stock. Of the shares underlying outstanding warrants, 2,620,872 shares are being offered by this Prospectus.


REDUCTION OF CERTAIN RETIREMENT OBLIGATIONS

         On March 31, 1996, the Company executed certain Warrant and Contingent Payment Rights Agreements (the "Warrant Agreements") with certain participants in the Company's retirement benefit plans. As a result of the Warrant Agreements, the Company recorded an extraordinary gain of approximately $2,550,000 and has reduced its liabilities by a corresponding amount.

         Under the terms of the Warrant Agreements, the participants relinquished all future payments due to them under certain of the Company's benefit plans, which at December 31, 1995 totaled approximately $3.5 million. In exchange, the participants received Warrants to purchase an aggregate of approximately 600,000 Shares with attendant contingent payment rights. Such Shares are among the Shares being offered by this Prospectus. The exercise price of these Warrants is equal to the NYSE closing price of the Company's Common Stock on May 31, 1996 less $1.50 per share, subject to a minimum exercise price of $2.50 per share and a maximum exercise price of $6.00 per share. The Company will subsidize the exercise of these Warrants, through certain contingent payment rights, by crediting the participants with $2.50 per share for each Warrant exercised. These Warrants may be called for redemption by the Company at any time after June 1, 1996, if the Common Stock price closes above $4.00 per share, at a redemption price of $.05 per Warrant. The Company is also obligated under the contingent payment rights to pay participants $2.50 for each of these Warrants remaining unexercised after the June 1, 1998 expiration date, payable in semiannual installments over two to ten years.

                                  RISK FACTORS

         Prospective investors should carefully consider the following factors, in addition to the other information presented in this Prospectus, before purchasing the Offered Securities.

         SIGNIFICANT HISTORICAL LOSSES. The Company has incurred significant operating losses in recent years. Such losses totaled $4,970,000, $6,948,000 and $5,067,000 in the Company's fiscal years ended June 30, 1995, 1994 and 1993, respectively. Although the Company had net income in fiscal 1995 and 1993, such income of $75,000 and $1,073,000, respectively, included a gain in fiscal 1995 of $3,317,000 on sales of assets and extraordinary gains of $2,441,000 and $6,100,000 in fiscal 1995 and 1993, respectively, recognized as a result of debt retirement. As a result of its losses, the Company had a total stockholders' deficit of $3,344,000 at June 30, 1995. See the Form 10-K, as amended by the Form 10-K Amendment. In addition, SMTEK had substantially less net income for its fiscal year ended March 31, 1995 than for its fiscal year ended March 31, 1994. See the SMTEK 8-K/A.


        In attempting to maintain and improve operating profitability, management is focusing on problems such as aggressive price competition throughout the industry and the Company's need to strengthen its sales and marketing initiatives. All three of the Company's operating units currently have significant underutilized manufacturing capacity which management attributes to these problems. Although management views the acquisition of SMTEK as a first step in revitalizing the Company, there can be no assurance that the Company will be able to maintain or improve operating profitability. See "Business -- Recent Developments" in the Form 10-K and "The Company" herein.


         LIMITED CAPITAL RESOURCES; CONTINUING NEED FOR FINANCING. On February 29, 1996, the Company completed private offerings of Notes and Debentures, which provided net proceeds in amounts sufficient to consummate the acquisition of SMTEK and to repay the Bridge Loans. In doing so the Company sought and received relief from the NYSE with respect to an NYSE rule that would have required stockholder approval of the Note and Debenture offerings. The basis for the relief was a determination by the Audit Committee of the Company's Board of Directors that the delay inherent in securing stockholder approval would jeopardize the financial viability of the Company. The Company does not believe that it will generate sufficient revenue to repay the Debentures and the Notes when due on February 28, 1997 and July 1, 1997, respectively, from its cash flow from operations. Therefore, the repayment of the Notes will depend on the Company's ability to refinance the Notes, either by the sale of debt or equity securities, or to refinance the Debentures, either through the sale of other debt securities or the conversion of the Debentures by their terms into shares of Common Stock. No assurance can be given that the Company will be able to obtain such financing on acceptable terms or at all.

         On March 15, 1996, the Company completed an offshore offering of 600,000 shares of Common Stock, yielding net proceeds of approximately $1.1 million. If the net proceeds of this equity offering and the aforementioned offerings of debt securities should prove insufficient to satisfy the working capital needs of the Company, and if the Company does not generate cash flow from operations sufficient to satisfy its capital requirements, then the Company will be required to seek further financing. The Company currently has no working capital lines of credit and no readily available sources of future financing exist. The Company's primary source of liquidity is its cash balances, which amounted to $2,649,000 at March 31, 1996. In addition, the Company is attempting to negotiate a line of credit with a bank to satisfy working capital needs. No assurance can be given that such a line of credit, or other financing, can be obtained on acceptable terms or at all.

         In any event, the Securities Purchase Agreement pertaining to the Notes prohibits the incurrence of indebtedness by the Company or any of its subsidiaries that would rank senior to or pari passu with the Notes in excess of the "Permitted Amount of Indebtedness." As defined, "Permitted Amount of Indebtedness" includes up to an aggregate of $13.5 million of indebtedness of the Company and its subsidiaries. The Securities Purchase Agreement also prohibits the existence of any "Liens" with respect to the Company and its subsidiaries, except for Liens securing the repayment of indebtedness in an aggregate amount not to exceed the Permitted Amount of Indebtedness.

         The achievement of operating profitability remains the most significant challenge in generating sufficient cash to ensure the Company's long-term viability. No assurance can be given that the Company will reach operating profitability. It is critical for the Company to conduct profitable operations, however, if it is to have the liquidity necessary to continue as a going concern. In the current market environment, management believes that the liquidation value of its assets in a voluntary or involuntary liquidation would be insufficient to meet the Company's obligations after payment to creditors. Accordingly, no amounts would be available to holders of the Common Stock.

         DEPENDENCE ON KEY PERSONNEL. The Company's success depends to a large extent upon the efforts and abilities of key managerial and technical personnel. After the change in control of the Company in May 1995, incumbent senior management in Tigard, Oregon, was replaced with interim senior management while the Company searched for permanent senior management possessed of desired skills, experience and other qualifications.


         Upon consummation of the acquisition of SMTEK, the current President and Chairman of the Board of SMTEK, Mr. Gregory L. Horton, became the
President and Chief Executive Officer of the Company and a member of the Company's Board of Directors. Mr. Horton's experience within the industry in which the Company operates will continue to be of considerable importance to the Company. The loss of any of the Company's key personnel or its inability to attract and retain key employees in the future could have a material adverse effect on the Company's operations and business plan. The Company is the beneficiary of "key-man" life insurance policy with respect to Mr. Horton in the amount of $1.3 million. The Company does not intend to obtain similar insurance policies with respect to the lives of any of its other officers or personnel.

         CONCENTRATION OF REVENUES AMONG MAJOR CUSTOMERS. In the current fiscal year, six customers are expected to account for more than 80% of the sales of DDL Electronics Limited, a wholly-owned subsidiary of the Company located in Northern Ireland ("DDL-E"), and there can be no assurance that any of these customers will maintain its business relationship with DDL-E. The loss of all or a substantial portion of DDL-E's revenues attributable to any one of its major customers that could not be offset by a new customer could have a material adverse effect on the Company's financial condition and results of operations.

         In the twelve months ended March 31, 1996, ten customers accounted for more than 80% of SMTEK's sales. Currently, more than 80% of SMTEK's business is generated by customers located in California. Although SMTEK anticipates a continual backlog through its current fiscal year of approximately $10 million generated by approximately thirty customers, there can be no assurance that any of these customers will maintain its volume of business with SMTEK. The loss of all or a substantial portion of SMTEK's revenues attributable to any of SMTEK's major customers, or an adverse change in economic conditions in California, could have a material adverse effect on the financial condition and results of operations of SMTEK and the Company.

         HISTORICAL DEPENDANCE ON GOVERNMENT BUSINESS; RECENT SHIFT INTO COMMERCIAL BUSINESS. A substantial portion of SMTEK's historical revenues have been derived from contracts with United States government prime contractors. Approximately 74% and 83% of SMTEK's net sales in fiscal 1995 and 1994, respectively, were derived from sales to avionics, aerospace and defense electronic contractors. In fiscal 1996 to date, more than 70% of SMTEK's contracts have been for commercial end use. Business with the United States and other governments is, in general, subject to a variety of risks, including delays in funding and performance of contracts; possible termination of contracts or subcontracts for the convenience of the government; termination or modification of contracts or subcontracts in the event of change in the government's requirements; policies or budgetary constraints; adjustments as a result of audits; and increases or unexpected costs causing losses or reduced profits under fixed-price contracts. There can be no assurance that any or all of these risks will not come to fruition in the Company's business.

         The ongoing shift in SMTEK's revenue base from prime government contractors to commercial original equipment manufacturers ("OEMs") will require significant adjustments in operations, including changes in project management, materials management and order turnaround time. At the management level, significant shifts in internal processes, including strategic planning, marketing and throughput planning, are also required for a successful completion of this transition. There can be no assurance that SMTEK will be able to adapt to any or all of these changes.

         The anticipated shift in SMTEK's revenue base may also result in increased financial exposure. Cancellation provisions in commercial contracts generally are not as generous as government contracts and may expose SMTEK to materials purchase obligations which later prove unnecessary.

         INDUSTRY CONDITIONS. The industries and markets in which the Company's customers compete are characterized by rapid technological change and product obsolescence. As a result, the end products made by the Company's customers have relatively short product lives. The Company's ability to compete successfully will depend in substantial part on its ability to procure appropriate raw materials and maintain its quality asset base, incorporate or respond to advances in technology, manufacture and price its products and services competitively and achieve significant market acceptance. Unexpected delays in completing or shipping products, or design or production problems, may arise and would adversely affect the Company.

         COMPETITION. The markets for the Company's products and services are highly competitive. Competition is principally based on price, product and service quality, order turnaround time and technical capability. The technology used by the Company in fabricating its products and providing its services is widely available, and the Company has a large number of domestic and foreign competitors, many of which are larger than the Company and possess much greater financial, marketing, personnel and other resources. The Company also faces competition from current and prospective customers that evaluate the Company's capabilities against the merits of manufacturing products internally. To remain competitive, the Company must continue to provide technologically advanced manufacturing services, maintain quality levels, offer flexible delivery schedules, deliver finished products on a reliable basis and compete favorably on the basis of price. The Company currently may be at a competitive disadvantage as to price when compared to manufacturers with lower cost structures, particularly manufacturers with established facilities where labor costs are lower.

         ENVIRONMENTAL MATTERS. The Company's operations involve the use and handling of environmentally hazardous substances. It is currently a party to certain lawsuits brought in connection with a waste disposal site in California known as the "Stringfellow Superfund Site." Total cleanup costs for the Stringfellow Superfund Site have been estimated at $600 million. Under a proposed settlement agreement with respect to one such suit, the Company's probable liability for such cleanup costs is estimated at $120,000. Final settlement and timing of payment are currently indeterminable, however, and no assurance can be given that any settlement will be achieved. It is impossible to determine the Company's ultimate liability for such cleanup costs. Its allocated share of such cleanup costs could have a material adverse impact on its business, financial condition and results of operations. See "Business -- Environmental Regulation" in the Form 10-K and Part II, Item 5, of the Second Quarter 10-Q.

         In addition, the Company is currently involved in certain remediation and investigative studies regarding soil and groundwater contamination with respect to certain property in California previously leased by its Anaheim printed circuit board manufacturing facility. The remediation costs to the Company in this regard cannot be determined at this time. Management believes, however, that such remediation costs will be significant. The Company has reserved $721,000 as of December 31, 1995 toward such remediation costs. Although management anticipates that the Company's share of the final remediation costs will approximate such amount, no assurance can be given in that regard. The Company's liability for remediation in excess of its reserve could have a material adverse impact on its business, financial condition and results of operations. See "Business -- Environmental Regulation" in the Form 10-K and Part II, Item 5, of the Second Quarter 10-Q.

         DEPENDENCE ON SUPPLIERS. Certain components used by the Company are purchased from sources specified by its customers. An interruption in delivery of these components could have material adverse effects on the Company. See "Business -- Raw Materials and Suppliers" in the Form 10-K. SMTEK in particular has been significantly adversely affected throughout its history by delays in the production line caused by delay in the receipt of materials, resulting in reduced overall profitability. There can be no assurance that the same adverse conditions will not recur. This risk will be heightened if and when SMTEK renegotiates its supply contracts to purchase directly from electronic component manufacturers, thereby eliminating the premium currently being paid to distributors, because any change in the material supply process subjects a company to higher volatility than do existing contracts and relationships.

         ILLIQUIDITY OF OFFERED WARRANTS; VOLATILITY.  There is  no secondary
market for the Offered Warrants.   The Offered Warrants will not be listed on
the NYSE, the PSE or any other national securities exchange nor will they be qualified for trading on the automated quotation system of the NASD. As a result, only a limited secondary market is expected to develop for the Offered Warrants; indeed, there can be no assurance that a secondary market will develop at all or, if one develops, that it will continue. To the extent that a secondary market develops, no assurance can be provided that market prices will equal or exceed original purchase prices of the Offered Warrants. If an effective secondary market for the Offered Warrants does not develop, then purchasers of the Offered Warrants may be unable to dispose of such securities or may be able to dispose of them only to a small universe of prospective purchasers by means of private sale, which may not result in as high a price as could be obtained by means of public sale. In addition, the public equity markets in recent years have experienced extreme price and volume fluctuations that often have been unrelated or disproportionate to the operating performance of companies. These broad fluctuations may adversely affect the market price of the Offered Securities, including the Offered Warrants. In light of these market considerations, prospective purchasers should view the Offered Warrants as illiquid investments.


         POSSIBLE DELISTING OF COMMON STOCK. The Common Stock is currently listed and traded on the PSE and the NYSE. To maintain eligibility for listing on the NYSE, the Company must satisfy certain continued listing criteria, including minimum levels regarding (i) number of shareholders and shareholdings (1,200 holders each owning 100 shares or more), (2) number of publicly-held shares (600,000), (3) aggregate market value of publicly-held shares ($5,000,000) and all outstanding shares ($8,000,000) and (4) annual net income (an average of $600,000 per year for the past three years if net tangible assets are less than $8,000,000). The NYSE has notified the Company that, due to the Company's failure to satisfy the annual net income criterion, the Common Stock is subject to delisting. The NYSE has not yet taken affirmative action to delist the Common Stock, but it has reserved the right to take such action in the future. Delisting of the Common Stock from the NYSE could have material adverse effects on the price and liquidity of the Common Stock, depending upon, among other things, the Company's eligibility at that time to continue listing the Common Stock on the PSE or, failing that, to list the Common Stock on Nasdaq or some other exchange. There can be no assurance that the Common Stock could be listed on Nasdaq or any other exchange at any time.


         PROPRIETARY RIGHTS AND PATENTS. The Company holds no copyrights, patents or trademarks that are material to the sale of its products, and currently the Company does not intend to obtain any copyrights, patents or trademarks with respect to its intellectual property. There can be no meaningful protection from competitors developing and marketing products and services competitive with those of the Company. In addition, companies that obtain patents claiming products or processes that are necessary for or useful to the development or operation of the Company's products and services can bring legal actions against the Company claiming infringement. Although management is not aware of any claim that either the Company or any of its subsidiaries infringes any existing patent, in the event that in the future the Company is unsuccessful against such claim it may be required to obtain licenses to such patents or to other patents or proprietary technology in order to develop, manufacture or market its products and services. There can be no assurance that the Company will be able to obtain such licenses on commercially reasonable terms or that the patents underlying the licenses will be valid and enforceable.

         RISKS ASSOCIATED WITH INTERNATIONAL BUSINESS. The Company expects that international revenues will continue to represent a substantial percentage of its total revenues. International business is subject to various risks, including exposure to currency fluctuations, political and economic instability, the greater difficulty of administering business abroad and the need to comply with a wide variety of export laws, tariff regulations and regulatory requirements. Such risks are amplified by the fact that a large portion of the Company's assets and operations are located outside of the United States. See "Business" in the Form 10-K and "The Company" herein.

         NO DIVIDENDS. There can be no assurance that the operations of the Company will ever result in revenues sufficient to enable the Company to pay dividends. For the foreseeable future, management anticipates that any earnings generated by the Company's operations will be used to finance the Company's business and that cash dividends will not be paid to stockholders.

                                  THE COMPANY

         This section of the Prospectus contains certain forward-looking statements that involve various risks and uncertainties. Actual results may differ from the results suggested by such forward-looking statements. Factors that might cause such differences would include, without limitation, those discussed in "Risk Factors."

         The Company manufactures printed circuit boards ("PCBs"), also called printed wire boards ("PWBs"), for use primarily in the computer, communications and instrumentation industries. The Company also is an independent provider of electronic manufacturing services ("EMS") for electronic equipment manufacturers. Its PCB facilities are located in Northern Ireland and primarily serve customers in Western Europe. Its EMS facilities are located in Northern Ireland and Southern California. The Company's principal executive offices are located at 2151 Anchor Court, Newbury Park, California 91320, telephone (805) 376-9415.

         All of the Company's products and services are "customized" insofar as they are produced only after the Company has contracted for their design and sale. The Company relies on customer specifications in manufacturing products. Such specifications may be developed by the customer alone or may involve some assistance provided by the Company. Customers submit requests for quotations on each project. The Company prepares bids based on estimates of its costs.

EUROPEAN PCB OPERATIONS

         The Company conducts its PCB business through a wholly-owned subsidiary, Irlandus Circuits Limited ("Irlandus").

         THE PCB INDUSTRY. PCBs range from simple single- and double-sided boards to boards with more than twenty layers. When joined with electronic components in an assembly process, they comprise the basic building blocks of electronic equipment. PCBs consist of fine lines of a conductive material, such as copper, which are bonded to a non-conductive panel, typically laminated epoxy glass. The conductive pathways in a PCB form electrical circuits and replace wire as a means of connecting electronic components.

         On technologically advanced multilayer boards, conductive pathways between layers are connected with traditional plated through-holes and may incorporate surface mount technology. "Through-holes" are holes drilled entirely through the board that are plated with a conductive material and constitute the primary connection between the circuitry on the different layers of the board and the electronic components attached to the boards later. "Surface mount" boards are boards on which electrical components are soldered instead of being inserted into through-holes.

         Although much more complex and difficult to produce, surface mount boards can substantially reduce wasted space associated with through-hole technology and permit greatly increased surface and inner layer densities. Single-sided PCBs are used in electronic games and automobile ignition systems, while multilayer PCBs find use in more advanced applications such as computers, office equipment, communications, instrumentation and defense systems.

         The development of increasingly sophisticated electronic equipment, which combines higher performance and reliability with reduced size and cost, has created a demand for greater complexity, miniaturization and density in electronic circuitry. In response to this demand, multilayer technology is advancing rapidly on many fronts, including the widespread use of surface mount technology. More sophisticated boards are being created by decreasing the width of the tracks on the board and increasing the amount of circuitry that can be placed on each layer. Fabricating advanced multilayer PCBs requires high levels of capital investment and complex, rapidly changing production processes.

         Since the mid-1980s, the Company has increasingly focused on the fabrication of advanced multilayer PCBs. Management believes that the market for these boards offers the opportunity for more attractive margins than the market for less complex, single and double-sided boards.

         As the sophistication and complexity of PCBs increase, yields typically fall. Historically, the Company relied on tactical quality procedures, in which defects are assumed to exist and inspectors examine products lot by lot and board by board to identify deficiencies. This traditional approach to quality control is not adequate, however, in an advanced multilayer PCB fabrication environment. Irlandus is now striving to minimize the occurrence of product defects.

         Market demand for PCBs historically has been driven by end-user product demand. Market supply has followed a classic "boom and bust" cycle because there are few barriers to entry. High margins triggered a flood of supply to the market in the 1980s, which drove prices down until significant industry consolidation occurred in the early 1990s.

         Competition among PCB manufacturers is based on price, quality, order turnaround speed and technical differentiation within the manufacturing process. Virtually every order is bid competitively. The profit of an individual manufacturer typically depends on its throughput mix; premium panels generate higher margins. Both Irlandus and DDL-E have achieved "ISO 9002" certification, which is increasingly necessary to attract business.

         IRLANDUS. Irlandus is located in Craigavon, Northern Ireland, where it produces high-quality, high-technology, multilayer PCBs. Established in 1972 by Andrus Circuits, a German company, it was acquired by the Company in 1984 and currently employs approximately 160 people. Irlandus has a base of approximately 100 active customers throughout Europe. Historically, no single customer has accounted for more than 10% of its annual revenues. Over 80% of its sales are made by a direct sales force; the remainder are effected by independent sales representatives. Irlandus also acts as a distributor and sales agent for an Asian PCB manufacturer, although in fiscal 1995 revenues from such activities totaled less than $100,000.

         Since 1989 Irlandus has struggled to compete effectively in a marketplace characterized by excess supply. In fiscal 1995 it did achieve an operating profit, which management attributes to a new strategic focus on the high-technology, prototype and premium fast-service end of the multilayer PCB market. There can be no assurance, however, that Irlandus will continue to profit from its implementation of this strategy.

EMS CONTRACTS

         The Company conducts its EMS business in Western Europe through DDL-E and in the United States through SMTEK.

         THE EMS INDUSTRY. EMS contracts are estimated to generate more than $30 billion in revenues annually worldwide. The EMS market has three segments: high-volume, medium-volume and low-volume. The Company focuses on the medium-volume segment, which accounts for approximately 20% of global demand. Manufacturers in this segment are highly fragmented and competitive. Customer bases tend to be highly concentrated, with two or three customers typically accounting for most of the typical manufacturer's revenue.

         Three types of technology are employed in providing higher-margin, higher-complexity contract manufacturing in the medium-volume EMS market segment: surface mount technology (SMT), which accounts for the majority of manufacturing; and through-hole technology and system assembly, which together account for the remainder. Management believes that the medium-volume EMS market is continuing to move toward SMT as the preferred manufacturing technique, mainly because semiconductors have continued to decline in size, thereby lowering manufacturing tolerances.

         Competition in this market segment is driven by service, order turnaround time and quality. Margins tend to be slightly higher here than in the high-volume segment because of greater complexity and the generally higher price associated with specialty products. Also, the customers in this segment tend to be smaller firms, with less bargaining power. Such customers include specialized equipment providers to the financial services, computer hardware, medical services and telecommunications industries, among others.

         DDL-E. DDL-E provides turnkey EMS using both SMT and through-hole technologies. Under the turnkey process, DDL-E procures customer-specified components from suppliers, assembles the components onto PCBs and performs post-assembly testing. DDL-E provides EMS primarily for original equipment manufacturers located in Western Europe and sells system assembly and subassembly services to the same customer base. It does not fabricate any of the components or PCBs used in these processes. Instead, after acceptance of a project, it procures the necessary components from distributors who make "just-in-time" delivery.

         In the past, DDL-E has procured a portion of its PCB requirements from its affiliate, Irlandus, at prevailing commercial prices. Located approximately two miles from Irlandus' facilities in Craigavon, Northern Ireland, DDL-E was founded by the Company in 1989 to complement Irlandus' PCB business by adding value to boards at the next level of manufacturing. DDL-E has traditionally focused on customers who are major OEMs in global businesses across a wide range of industries. Its customer base is highly concentrated; in fiscal 1995, six customers accounted for 80% of sales. All of its sales are made by its direct sales force.

         Historically, there has been a high level of interdependence in the EMS/OEM relationship. Since contracted manufacturing may be a substitute for all or some portion of a customer's captive EMS capability, continuous communication between the manufacturer and the customer is critical. To facilitate such communication, DDL-E maintains a customer service department whose personnel work closely with the customer throughout the assembly process. Engineering and service personnel coordinate with the customer on product implementation, thereby providing feedback on issues such as ease of assembly and anticipated production lead times. Component procurement is commenced after component specifications are verified and approved sources are confirmed with the customer. Concurrently, assembly routing and procurement for conformance with workmanship standards are defined and planned.

         "In-circuit" test fixturing also is designed and developed.
In-circuit tests are normally performed on all assembled circuit boards for turnkey projects. Such tests verify that components have been properly inserted and meet certain functional standards and that electrical circuits are properly completed. In addition, under protocols specified by the customer, DDL-E performs customized functional tests designed to ensure that the board or assembly will perform its intended function. Company personnel monitor all stages of the assembly process in an effort to provide flexible and rapid responses to the customer's requirements, including changes in design, order size and delivery schedule.

         The materials procurement element of DDL-E's turnkey services consists of the planning, purchasing, expediting and financing of the components and materials required to assemble a PCB or system-level assembly. Customers have increasingly required DDL-E and other independent providers of EMS to purchase all or some components directly from component manufacturers or distributors and to finance the components and materials. In establishing a turnkey relationship with an independent EMS provider, a customer must incur expenses in order to qualify the EMS provider (and, in some cases, the provider's sources of component supply), refine product design and EMS processes and develop mutually compatible information and reporting systems. With this relationship established, management believes that customers experience significant difficulty in expeditiously and effectively reassigning a turnkey project to a new assembler or in taking on the project themselves.

         While the interdependence between EMS providers and OEMs may be a source of stability in DDL-E's customer base, it also is an obstacle when DDL-E seeks to attract new customers.

         SMTEK. SMTEK is an EMS provider, specializing in SMT assembly and full production implementation of circuit boards. Its operations range from analysis and design to complex manufacturing. Its services are marketed to the military, medical, avionics, industrial and space industries and for high-end commercial applications.

         SMTEK's core competence includes: (i) mechanical thermal engineering analysis and design of printed circuit boards; (ii) full procurement of all materials, components and "up-screening"; and (iii) full in-circuit and functional testing capabilities. Such operations are integrated with a contract manufacturing capability that relies in substantial part upon factory automation. SMTEK employs approximately 125 persons and conducts its operations in a 45,000-square-foot facility located in Newbury Park, California.

         SMTEK was founded in 1986 by Mr. Horton, who became the Company's President and Chief Executive Officer when the Company acquired SMTEK on January 12, 1996. Over the years SMTEK has focused on supplying PCB assemblies to the aerospace and avionics industry. Management believes that SMTEK's automated production process is a competitive advantage. Such process relies upon SMT, an unpatented design and production technique believed by management to be less expensive and more efficient than component through-hole insertion. SMTEK competes against companies that are much larger and better capitalized than the Company. In the past Mr. Horton was able to increase the revenues of SMTEK by focusing on contracts of much smaller size than those sought actively by its principal competitors. SCI Systems is the leading firm in the EMS industry. Management believes that the Company's largest direct competitor is Solectron Corporation.

         In its fiscal year completed March 31, 1995, SMTEK's revenues from governmental sources were 74% of total revenues, as compared with 83% in the year-earlier period, evidencing a trend (which has continued) toward greater reliance on commercial contracts. Commercial revenues, in comparison with governmental revenues, are characterized by higher dollar amounts but lower profit margins. Management believes that the profit structure of most contract manufacturing firms involves a small mark-up on the cost of materials, which comprises perhaps 85% to 90% of the dollar amount of the contract. In contrast to the industry norm, SMTEK's cost of materials typically has run between 50% and 70% of the contract amount, allowing room for mark-ups on design and other value-adding services. With the shift to an increasingly commercial customer base, however, SMTEK is now competing against larger companies for contracts offering lower profit margins.

         SMTEK's backlog at March 31, 1996 amounted to approximately $9.4 million in orders to be filled within six months under contracts with approximately thirty customers.

                                USE OF PROCEEDS

         The Company will not receive any proceeds from the sale of the Offered Securities. To the extent that the Offered Warrants are exercised, the Company expects to use the net proceeds thereof for general corporate purposes.

                        DETERMINATION OF OFFERING PRICE

         This Prospectus may be used from time to time by the Selling Stockholders who offer the Offered Securities for sale. The offering price of the Offered Securities will be determined by the Selling Stockholders and may be based on market prices prevailing at the time of sale, at prices relating to such prevailing market prices or at negotiated prices. There is no secondary market for the Offered Warrants.

                              SELLING STOCKHOLDERS

         The following table provides certain information with respect to Common Stock beneficially owned by each Selling Stockholder as of the dates indicated. The securities offered in this Prospectus by the Selling Stockholders are the Shares and the Offered Warrants. The beneficial owners of the Offered Warrants are identified in the footnotes to the table. Except as set forth in the footnotes to the table and elsewhere in this Prospectus, within the past three years none of the Selling Stockholders has had a material relationship with the Company or with any of the Company's predecessors or affiliates other than as a result of ownership of the securities of the Company. The Offered Securities may be offered from time to time by the Selling Stockholders named below or their nominees, and this Prospectus may be required to be delivered by persons who may be deemed to be underwriters in connection with the offer or sale of Offered Securities.

                             Number of shares                                               Percentage of
                              of Common Stock                        Number of shares      shares of Common
                               Beneficially         Number of         of Common Stock     Stock Beneficially
                              Owned Prior to          Shares        Beneficially Owned        Owned After
           Name              the Offering (1)        Offered       After the Offering      the Offering (2)
- ------------------------------------------------------------------------------------------------------------
 Fechtor, Detwiler &
 Co., Inc. (3)                   250,000             250,000                     0                0.0%

 Fortuna Capital
 Management (3)                1,365,290             150,000             1,215,290                5.6%

 Karen Brenner (3)             1,531,644 (4)          50,000             1,481,644                6.8%

 Charles Linn Haslam (5)          50,000              50,000                     0                0.0%

 Richard K. Vitelle (6)           25,000              20,000                 5,000                    (7)

 Bruce Kanter (3)                 40,000              40,000                     0                    (7)

 Barry Kaplan (3)                 14,400               5,000                 9,400                    (7)

 E. Bruce Alsip (8)               41,210              41,133                    77                    (7)

 Thomas Beiseker (8)             443,974             292,748               151,226                    (7)

 Robert Black (8)                 32,257               9,257                23,000                    (7)

                             Number of shares                                               Percentage of
                              of Common Stock                        Number of shares      shares of Common
                               Beneficially         Number of         of Common Stock     Stock Beneficially
                              Owned Prior to          Shares        Beneficially Owned        Owned After
           Name              the Offering (1)        Offered       After the Offering      the Offering (2)
- ------------------------------------------------------------------------------------------------------------
 Hyla Cameron (8)                 25,718              25,681                 37                        (7)

 Gillis Carter (8)                40,278              39,478                800                        (7)

 Ray Gardner (8)                  20,051              20,024                 27                        (7)

 Frank Genochio (8)               27,511              26,011              1,500                        (7)

 John Hall (8)                     5,141               5,041                100                        (7)

 John Nicholson (8)               47,883              47,808                 75                        (7)

 Russell O'Neill (8)               5,782               5,041                741                        (7)

 Dominic Salvati (9)              20,000              20,000                  0                   0.0%

 Arthur Schmutz (8)                5,041               5,041                  0                   0.0%

 Bette Thompson (8)                7,271               6,713                558                        (7)

 Lawrence Whitcomb (8)            36,030              35,930                100                        (7)

 Eugene Wilkinson (8)             20,714 (10)         20,714                  0 (10)              0.0% (10)

 Hugh Witt (8)                     5,041               5,041                  0                   0.0%

 George Wolfe (8)                 10,211              10,211                  0                   0.0%

 Jamison Score                    24,000              20,000              4,000                        (7)

 Elaine Sterlace                  16,000              16,000                  0                   0.0%

 Barry Kaplan &
 Associates                       15,000              15,000                  0                   0.0%

 Steve Davidson                   13,500 (10)         13,500                  0 (10)                   (7)

 Richard Egan                     12,000              12,000                  0                   0.0%

 Daniel Briansky                  29,000              10,000             19,000                        (7)

 Thomas Rarich                     9,000               9,000                  0                   0.0%

 David German                      8,000               8,000                  0                   0.0%

 Kenneth German                    8,000               8,000                  0                   0.0%

 Robert German                     8,000               8,000                  0                   0.0%

 James Gordon                      8,000               8,000                  0                   0.0%

 Vincent Debenedetto               7,000               7,000                  0                   0.0%

                             Number of shares                                               Percentage of
                              of Common Stock                        Number of shares      shares of Common
                               Beneficially         Number of         of Common Stock     Stock Beneficially
                              Owned Prior to          Shares        Beneficially Owned        Owned After
           Name              the Offering (1)        Offered       After the Offering      the Offering (2)
- ------------------------------------------------------------------------------------------------------------
 Judith Altman                     5,000                5,000                0                   0.0%

 David Callahan                    5,000 (10)           5,000                0 (10)              0.0% (10)

 Thomas Callahan                   5,000 (10)           5,000                0 (10)              0.0% (10)

 Eligio Conigillo                  5,000                5,000                0                   0.0%

 Gary Davidson                     5,000                5,000                0                   0.0%

 Bruce Gorsky                      5,000                5,000                0                   0.0%

 Manuel Kumin                      5,000                5,000                0                   0.0%

 Ellie Paradise                    8,000                5,000            3,000                        (7)

 Joseph Somario                    5,000                5,000                0                   0.0%

 Jack Valenti                      5,000                5,000                0                   0.0%

 Herman Weinsoff                  26,000                5,000           21,000                        (7)

 Sherry Merrow                     4,000                4,000                0                   0.0%

 Michael Brynes                    4,000                3,000            1,000                        (7)

 Walter McAndrews                  6,000                3,000            3,000                        (7)

 Gina Paglucia                     3,000                3,000                0                   0.0%

 Leo Power                         4,900                3,000            1,900                        (7)

 Michael Roehl                     3,000                3,000                0                   0.0%

 Robert Morgan                     3,500                2,500            1,000                        (7)

 Nick Gulino                       3,200                2,000            1,200                        (7)

 Andrew McCowan                    2,000                2,000                0                   0.0%

 Thomas Savoy                      2,000                2,000                0                   0.0%

 Brian Doherty                     1,500                1,500                0                   0.0%

 Rickel (11)                     207,183              207,183                0                   0.0%

 First Union National
 Bank (12)                     1,060,000 (10)         353,333          706,667 (10)              3.2%

 Saratoga Holdings Inc.
 (13)                             45,000               30,000 (14)      15,000                        (7)

                             Number of shares                                               Percentage of
                              of Common Stock                        Number of shares      shares of Common
                               Beneficially         Number of         of Common Stock     Stock Beneficially
                              Owned Prior to          Shares        Beneficially Owned        Owned After
           Name              the Offering (1)        Offered       After the Offering      the Offering (2)
- ------------------------------------------------------------------------------------------------------------
 Gregg A. Smith (13)              45,000              30,000 (14)         15,000                      (7)

 Elliot Smith (13)               236,000             146,000 (15)         90,000                      (7)

 Kenneth D. Rickel (13)          447,400             343,500 (16)        103,900                      (7)

 Joseph Fair (13)                 18,000              10,000 (17)          8,000                      (7)

 Edward McWilliams (13)           32,300              20,000 (17)         12,300                      (7)

 David Cornstein                  30,000              20,000 (17)         10,000                      (7)

 Jeffrey Silverman                60,000              40,000 (17)         20,000                      (7)

 Howard Miller (13)              444,500             354,500 (18)         90,000                      (7)

 Steve Levy                       75,000              25,000 (17)         50,000                      (7)

 Marvin Numeroff                 360,000             120,000 (17)        240,000                  1.1%

 Gerald Gray                      75,000              25,000 (17)         50,000                      (7)

 Robert Rickel                   201,450              50,000 (17)        151,450                      (7)

 Leonard Wilf                    150,000              50,000 (17)        100,000                      (7)

 Peter and Patrice
 Knobel                          300,000             100,000 (17)        200,000                      (7)

 Shane Limited
 Partnership                      30,000              10,000 (17)         20,000                      (7)

 Steven Baileys                  415,609 (19)        400,000 (20)         15,609                      (7)

 Susan Bowen (13)                 20,000              20,000 (17)              0                  0.0%

 P. Amy Feind                      5,000               5,000 (17)              0                  0.0%

 David Crook                     296,944 (21)         10,000 (17)        286,944                  1.3%

 David Rubin (13)                 50,000              50,000 (22)              0                  0.0%

 Paul Brownstein (13)              4,000               4,000 (17)              0                  0.0%

 Deborah Krill (13)                2,500               2,500 (17)              0                  0.0%

 Brian Kritzer                     5,000               5,000                   0                  0.0%

 Gregory L. Horton (23)        1,000,000           1,000,000                   0                  0.0%


(1) Represents all shares of Common Stock, including all shares of Common Stock underlying outstanding Warrants, beneficially owned as of April 15, 1996.

(2) Represents all shares of Common Stock shown as beneficially owned after the Offering as a percentage of the Common Stock outstanding as of April 15, 1996, giving effect to the exercise of all Offered Warrants as of that date.

(3) This person has assisted the Company in its capital raising efforts and in the performance of certain managerial functions. Except in the case of Mr. Kanter, all of the Shares offered by such person pursuant to this Prospectus underlie Warrants granted to such person in consideration of such services. The Shares offered by Mr. Kanter are currently outstanding.

(4) Includes 1,465,244 shares held in managed accounts, as well as 16,400 shares owned personally and 50,000 shares underlying Warrants.

(5) Mr. Haslam has been assisting the Company with legal services. All of the Shares shown as beneficially owned by him prior to the Offering underlie Warrants granted to him in consideration of such services.

(6) Mr. Vitelle has served the Company as its Vice President -- Finance since January 1996. All of the Shares offered by him pursuant to this Prospectus underlie Warrants granted to him in lieu of reimbursement for moving expenses incurred by reason of his employment by the Company.

(7)  Less than one percent.

(8) This person was once an employee or director of the Company. All of the Shares offered by such person pursuant to this Prospectus underlie Warrants granted to such person in exchange for the relinquishment of certain retirement benefits. See "Recent Developments -- Reduction of Certain Retirement Obligations."

(9) Mr. Salvati is a retiree of the Company who assisted the Company for a period of time in 1995 in the execution of certain managerial functions. All of the Shares offered by him pursuant to this Prospectus were granted to him in exchange for the relinquishment of certain compensation claims against the Company.

(10) The Company is not in a position to verify this information since it has no affiliation with this Selling Stockholder beyond the relationship inherent in the Selling Stockholder's ownership of Common Stock. Although the Company has sought full disclosure from the Selling Stockholder, at the date of this Prospectus the Selling Stockholder had neither confirmed nor denied that the Selling Stockholder owns Common Stock in addition to the Shares indicated in the table.

(11) Rickel is party to an Engagement Letter with the Company dated as of January 30, 1996 (the "Engagement Letter"). Pursuant to the Engagement Letter, Rickel functioned as the Company's financial advisor and placement agent in connection with the securities offerings described under the caption "Recent Developments" in this Prospectus. The Shares offered by Rickel pursuant to this Prospectus consist of 70,183 Shares issued by the Company incident to its acquisition of SMTEK and 137,000 Shares underlying Offered Warrants. See "Recent Developments -- Acquisition of SMTEK."

(12) First Union National Bank ("FUNB") holds the shares indicated in the table as owned by it as pledgee under a certain Pledge Agreement dated as of February 29, 1996 among Rickel, FUNB and the Company. Such shares have been pledged to FUNB by Rickel as security for the benefit of the Note holders. All of the Selling Stockholders other than FUNB disclaim beneficial ownership of any of the shares held by FUNB.

(13) This Selling Stockholder is a controlling person or an employee, or both, of Rickel. See footnote (11).

(14) Such Shares consist of 30,000 Shares underlying Offered Warrants.

(15) Such Shares consist of 133,500 Shares underlying Offered Warrants and 12,500 outstanding Shares.

(16) Such Shares consist of 261,000 Shares underlying Offered Warrants and 82,500 outstanding Shares.

(17) All such Shares underlie Offered Warrants.

(18) Such Shares consist of 272,000 Shares underlying Offered Warrants and 82,500 outstanding Shares.

(19) Such shares consist of 10,609 shares underlying convertible debt securities held in family trusts for which this Selling Stockholder is a trustee, 5,000 outstanding shares owned personally by the Selling Stockholder and the 400,000 Shares described in footnote (20).

(20) Such Shares consist of 100,000 Shares underlying Offered Warrants and 300,000 outstanding Shares.

(21) Consists of $500,000 face amount of debt securities convertible into Common Stock at a conversion price per share equal to 82% of the market value per share of Common Stock on the measurement date.

(22) Such Shares consist of 25,000 Shares underlying Offered Warrants and 25,000 outstanding Shares.


(23) Mr. Horton has served the Company as its President and Chief Executive Officer since January 1996. The Shares offered by Mr. Horton are currently outstanding and were acquired by Mr. Horton as a shareholder of SMTEK pursuant to the acquisition of SMTEK by the Company on January 12, 1996.


                      DESCRIPTION OF THE OFFERED WARRANTS

         Set forth below is a summary of the material provisions of the Offered
Warrants.   The summary is qualified in its entirety by reference to the form of Offered Warrant itself, a copy of which has been filed with the SEC as an exhibit to the Registration Statement to which this Prospectus relates.

         The Offered Warrants are evidenced by a series of warrant certificates issued by the Company in connection with its issuance of the Notes pursuant to the Securities Purchase Agreement. Each Offered Warrant entitles the holder thereof to purchase one share of Common Stock at an exercise price (the "Exercise Price") of $2.50, subject to adjustment as summarized below. The Offered Warrants may be exercised, in whole or in part, at any time until March 1, 2001. The Offered Warrants collectively cover 1,500,000 shares of Common Stock.

         The Exercise Price is subject to adjustment upon the occurrence of certain events, including the issuance of Common Stock as a dividend, subdivisions and "reverse splits" of the Common Stock and reclassifications of the Common Stock. No adjustment in the Exercise Price shall be required unless such adjustment would require a decrease of at least one cent ($0.01) in the Exercise Price then in effect, but any adjustment that is not required to be made shall be carried forward and taken into account in any subsequent adjustment.

         The Offered Warrants do not confer upon the holders thereof any of the rights or privileges of a stockholder. Accordingly, the Offered Warrants do not entitle holders thereof to receive dividends, to vote, to call meetings or to receive any distribution upon a liquidation of the Company. The Company has authorized and reserved for issuance a number of shares of Common Stock sufficient to provide for the exercise of the Offered Warrants. Shares issued upon exercise of the Offered Warrants will be fully paid and nonassessable. Offered Warrants not exercised prior to March 1, 2001 shall become null and void.

         Offered Warrants may be exercised during the exercise period stated above by delivery of a warrant certificate, with the "Election to Purchase" form attached thereto fully executed, to the Company at the address of its principal executive offices, together with a check payable to the Company in an amount equal to the Exercise Price multiplied by the number of shares of Common Stock being purchased. The Company will issue a new warrant certificate representing any unexercised, unexpired Offered Warrants.

         The Company has agreed to use its best efforts to continuously maintain the effectiveness of the Registration Statement to which this Prospectus relates for a period of at least 36 consecutive months following the date on which such Registration Statement first became effective.

                              PLAN OF DISTRIBUTION

         The Shares may be sold from time to time to purchasers directly, either in privately negotiated transactions or otherwise, by the Selling Stockholders. The Shares, but not the Offered Warrants, may be sold from time to time to purchasers through the facilities of the NYSE or the PSE. Alternatively, the Selling Stockholders may from time to time sell the Offered Securities through underwriters, dealers or agents, who may receive compensation in the form of underwriting discounts, concessions or commissions from the Selling Stockholders and/or the purchasers of the Offered Securities for whom they may act as agents. The Selling Stockholders and any underwriter, dealer or agent that participates in the distribution of the Offered Securities may be deemed to be underwriters, and any profit on the sale of the Offered Securities by them and any discounts, commissions or concessions received by any such underwriters, dealers or agents might be deemed to be underwriting discounts and commissions under the Securities Act. At the time a particular offer of Offered Securities is made, to the extent required a Prospectus Supplement will be distributed with this Prospectus. Such Prospectus Supplement will state the aggregate number of Shares or Offered Warrants being offered and the terms of the offering, including the names of any underwriters, dealers or agents, any discounts, commissions and other items constituting compensation from the Selling Stockholders and any discounts or concessions allowed or reallowed or paid to dealers.

         Alternatively, the Selling Stockholders may from time to time effect sales of the Shares in one or more transactions pursuant to Rule 144 under the Securities Act, or otherwise, at market prices prevailing at the time of sale, at prices relating to such prevailing market prices or at negotiated prices. It is anticipated that broker-dealers participating in such sales of Shares will receive the usual and customary selling commissions.

         The Company will pay substantially all of the expenses incident to the registration of the Shares offered hereby. The Company will not pay any expenses incident to the offering and sale of the Shares to the public, including, but not limited to, commissions and discounts of underwriters, dealers or agents.

                                 LEGAL MATTERS

         Certain legal matters have been passed upon for the Company by Nelson Mullins Riley & Scarborough, L.L.P., Charlotte, North Carolina.

                                    EXPERTS

         The financial statements of the Company as of June 30, 1995 and 1994 and for each of the two years in the period ended June 30, 1995, incorporated into this Prospectus by reference, have been audited by KPMG Peat Marwick LLP, to the extent and for the periods indicated in their report, and such financial statements are incorporated herein by reference in reliance upon the authority of such firm as experts in accounting and auditing. As discussed in Note 1 to the Financial Statements, in 1994 the Company adopted the provisions of the Financial Accounting Standards Board's Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes".

         The financial statements of SMTEK as of March 31, 1994 and 1995 and for each of the two years in the period ended March 31, 1995, incorporated into this Prospectus by reference, have been audited by Arthur Andersen LLP, to the extent and for the periods indicated in their report, and such financial statements are incorporated herein by reference in reliance upon the authority of such firm as experts in accounting and auditing.

         The financial statements of SMTEK as of March 31, 1993 and for the year then ended, incorporated into this Prospectus by reference, have been audited by Mr. Gary W. Janke, C.P.A., to the extent and for the period indicated in his report, and such financial statements are incorporated herein by reference in reliance upon the authority of Mr. Janke as an expert in accounting and auditing.

      --------------------------------                           --------------------------------

 No dealer, salesperson or other person has been
 authorized to give any information or to make any
 representations other than those contained in this
 Prospectus, and, if given or made, such information
 or representations must not be relied upon as having
 been authorized by the Company or any Selling
 Stockholder.  This Prospectus does not constitute an
 offer to sell, or a solicitation of an offer to buy,
 to any person in any jurisdiction in which such
 offer or solicitation is not authorized, or in which                   DDL ELECTRONICS, INC.
 the person making such offer or solicitation is not
 qualified to do so, or to any person to whom it is
 unlawful to make such offer or solicitation.                                COMMON STOCK
 Neither the delivery of this Prospectus nor any sale
 made hereunder shall, under any circumstances,
 create any implication that the information                                 COMMON STOCK
 contained herein is correct as of any date                               PURCHASE WARRANTS
 subsequent to the date hereof.


            -------------------------------

                   Table of Contents

            --------------------------------
                                                                       -----------------------
                                                Page
                                                                              PROSPECTUS
 Additional Information  . . . . . . . . . . . .  2
                                                                       -----------------------
 Incorporation of Certain Information by
    Reference  . . . . . . . . . . . . . . . . .  2

 Recent Developments . . . . . . . . . . . . . .  3
                                                                            June    , 1996
 Risk Factors  . . . . . . . . . . . . . . . . .  4                              ---

 The Company . . . . . . . . . . . . . . . . . .  7

 Use of Proceeds . . . . . . . . . . . . . . .   11

 Determination of Offering Price . . . . . . .   11

 Selling Stockholders  . . . . . . . . . . . .   11

 Description of the Offered Warrants . . . . .   16

 Plan of Distribution  . . . . . . . . . . . .   16

 Legal Matters . . . . . . . . . . . . . . . .   17

 Experts . . . . . . . . . . . . . . . . . . .   17

      --------------------------------                           --------------------------------



                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

         The following table sets forth the expenses to be incurred in connection with the Offering, all of which are to be borne by the Registrant.


SEC registration fee  . . . . . . . . . . . . .  $  3,896
Exchange listing fees*  . . . . . . . . . . . .    14,000
Accounting fees and expenses* . . . . . . . . .    20,000
Legal fees and expenses*  . . . . . . . . . . .    25,000
Miscellaneous*  . . . . . . . . . . . . . . . .     2,104

    Total*  . . . . . . . . . . . . . . . . . .  $ 65,000
                                                 =========


- ---------------
*Estimated

ITEM 15. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

         The Company has a policy of directors and officers liability insurance which insures directors and officers against liabilities for securities law violations.

         In addition, the Company's Bylaws provide as follows in Article VII:

         SECTION 7.01. ACTIONS, ETC. OTHER THAN BY OR IN THE RIGHT OF THE CORPORATION [I.E., THE COMPANY]. Any person who was or is a party or is threatened to be made a party to any threatened, pending, or completed action, suit, proceeding or investigation, whether civil, criminal, administrative, and whether external or internal to the Corporation (other than an action by or in the right of the Corporation), by reason of the fact that he is or was a director, officer, employee or agent of the Corporation, or, while serving as a director or officer, is or was serving at the request of the Corporation as a director, officer, employee, trustee or agent of the Corporation or another corporation, partnership, joint venture, trust or other enterprise, including service with respect to employee benefit plans, whether the basis of such proceeding is alleged action in an official capacity as a director, officer, trustee, employee or agent or in any other capacity, shall be indemnified and held harmless by the Corporation to the fullest extent authorized by law, including, but not limited to, the Delaware General Corporation Law, as the same exists or may thereafter be amended (but, in the case of any such amendment, only to the extent that such amendment permits the Corporation to provide broader indemnification rights than said Law permitted the Corporation to provide prior to such amendment), against all expenses (including attorneys'
fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the Corporation, and with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful.
The termination of any action, suit or proceeding by judgment, order, settlement, conviction, or upon a plea of nolo contendere or its equivalent, shall not, of itself, create a presumption that the person did not act in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the Corporation, and, with respect to any criminal action or proceeding, that he had reasonable cause to believe that his conduct was unlawful.

         SECTION 7.02. ACTIONS, ETC. BY OR IN THE RIGHT OF THE CORPORATION. Any person who was or is a party or is threatened to be made a party to any threatened, pending or completed judicial action or suit by or in the right of the Corporation to procure a judgment in its favor by reason of the fact that he is or was a director or officer, employee or agent of the Corporation, or, while serving as a director or officer, is or was serving at the request of the Corporation as a director, officer, employee, trustee or agent of the Corporation or another corporation, partnership, joint venture, trust or other enterprise, including service with respect to employee benefit plans, whether the basis of such proceeding is alleged action in an official capacity as a director, officer, trustee, employee or agent or in any other capacity, shall be indemnified and held harmless by the Corporation to the fullest extent authorized by law, including, but not limited to, the Delaware General Corporation Law, as the same exists or may thereafter be amended (but, in the case of any such amendment, only to the extent that such amendment permits the Corporation to provide broader indemnification rights than said Law permitted the Corporation to provide prior to such amendment), against all expenses (including attorneys' fees) actually and reasonably incurred by him in connection with the defense or settlement of such action or suit if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the Corporation, and except that no indemnification shall be made in respect to any claim, issue or matter as to which such person shall have been adjudged to be liable to the Corporation unless and only to the extent that the court of Chancery or the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery or such other court shall deem proper.

         SECTION 7.03. DETERMINATION OF RIGHT OF INDEMNIFICATION. Any indemnification under Section 7.01 or 7.02 (unless ordered by a court) shall be made by the Corporation only as authorized in the specific case upon a determination that indemnification of the director, officer, employee or agent is proper in the circumstances because he has met the applicable standard of conduct set forth in Section 7.01 and 7.02. Such determination shall be made
(i) by the Board by a majority vote of a quorum consisting of directors who were not parties to such action, suit or proceeding, or (ii) if such a quorum is not obtainable, or, even if obtainable a quorum of disinterested directors so directs, by independent legal counsel in a written opinion, or (iii) by the stockholders.

         SECTION 7.04. INDEMNIFICATION AGAINST EXPENSES OF SUCCESSFUL PARTY. Notwithstanding the other provisions of this Article, to the extent that a director, officer, employee or agent of the Corporation has been successful on the merits or otherwise in defense of any action, suit or proceeding referred to in Section 7.01 or 7.02, or in defense of any claim, issue or matter therein, he shall be indemnified against all expenses (including attorneys' fees) incurred by him in connection therewith.

         SECTION 7.05. PREPAID EXPENSES. Expenses incurred by an officer or director in defending a civil or criminal action, suit or proceeding shall be paid by the Corporation in advance of the final disposition of such action, suit or proceeding upon receipt of any undertaking by or on behalf of the director or officer to repay such amount if it shall ultimately by determined that he is not entitled to be indemnified by the Corporation as authorized in this Article. Such expenses incurred by other employees and agents may be so paid upon such terms and conditions, if any, as the Board deems appropriate.

         SECTION 7.06. RIGHT TO INDEMNIFICATION UPON APPLICATION; PROCEDURE UPON APPLICATION. Any indemnification under or advancement of expenses provided by, or granted pursuant to, this Article shall be made promptly, and in any event within ninety days, upon written request of the director or officer, employee or agent, unless with respect to applications under Section
7.02 and 7.03, a determination is reasonably and promptly made by the Board by a majority vote of quorum of disinterested directors that such director or officer, employee or agent acted in a manner set forth in such Sections as to justify the Corporation's not indemnifying the director or officer, employee or agent. In the event no quorum of disinterested directors is obtainable, the Board shall promptly direct that independent legal counsel shall decide whether the director or officer, employee or agent acted in a manner set forth in such Sections as to justify the Corporation's not indemnifying or making an advance to the director or officer or, in the case of indemnification, employee or agent. The right to indemnification under or advancement of expenses provided by this Article shall be enforceable by the director, officer, employee or agent in any court of competent jurisdiction, if the Board or independent legal counsel denies the claim, in whole or in part, or if no disposition of such claim is made within ninety days. The director's, officer's, employee's or agent's expenses incurred in connection with successfully establishing his right to indemnification or advancement of expenses, in whole or in part, in any such proceeding shall also be indemnified by the Corporation.

         SECTION 7.07. OTHER RIGHTS AND REMEDIES. The indemnification under and advancement of expenses provided by, or granted pursuant to, this Article shall not be deemed exclusive of any other rights to which those seeking indemnification or advancement of expenses may be entitled under any Bylaws, agreement, vote of stockholders or disinterested directors or otherwise, both as to action in his official capacity and as to action in another capacity while holding such office, and shall continue as to a person who has ceased to be a director, officer, employee or agent and shall inure to the benefit of the heirs, executors and administrators of such a person. The right to be indemnified or to the reimbursement or advancement of expenses pursuant hereto
(i) is a contract right based upon good and valuable consideration, pursuant to which the person entitled thereto may bring suit as if the provisions hereof were set forth in a separate written contract between the Corporation and the director or officer, employee or agent, (ii) is intended to be retroactive and shall be available with respect to events occurring prior to the adoption hereof, and (iii) shall continue to exist after the rescision or restrictive modification hereof with respect to events occurring prior thereto.

         SECTION 7.08. INSURANCE. Upon resolution passed by the Board, the Corporation may purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the Corporation, or is or was serving at the request of the Corporation, as a director, officer, employee, trustee or agent of another corporation, partnership, joint venture, trust or other enterprise against any liability asserted against him and incurred by him in any such capacity, or arising out of his status as such, whether or not the Corporation would have the power to indemnify him against such liability under the provisions of this Article.

         SECTION 7.09. CONSTITUENT CORPORATIONS. For the purposes of this Article, references to "the Corporation" include any constituent corporations absorbed in a consolidation or merger as well as the resulting or surviving corporation, so that any person who is or was a director, officer, employee, trustee or agent of such a constituent corporation or is or was serving at the request of such constituent corporation as a director, officer, employee, trustee or agent of another corporation, partnership, joint venture, trust or other enterprise shall stand in the same position under the provisions of this Article with respect to the resulting or surviving corporation as he would if he had served the resulting or surviving corporation in the same capacity.

         SECTION 7.10. OTHER ENTERPRISES, FINES, AND SERVING AT CORPORATION'S REQUEST. For purposes of this Article, references to "other enterprises" shall include employee benefit plan; references to "fines" shall include any excise taxes assessed on a person with respect to any employee benefit plan; and references to "serving at the request of the Corporation" shall include any service as a director, officer, employee, trustee or agent of the corporation which imposes duties on, or involves services by, such director, officer, employee, trustee or agent with respect to an employee benefit plan, its participants, or beneficiaries; and a person who acted in good faith and in a manner he reasonably believed to be in the interest of the participants and beneficiaries of an employee benefit plan shall be deemed to have acted in a manner "not opposed to the best interests of the Corporation" as referred to in this Article.

         SECTION 7.11. SAVINGS CLAUSE. If this Article or any portion thereof shall be invalidated on any ground by any court of competent jurisdiction, then the Corporation shall nevertheless indemnify each director, officer, employee or agent as to expenses (including attorneys' fees), judgments, fines and amounts paid in settlement with respect to any action, suit, proceeding or investigation, whether civil, criminal or administrative, and whether internal or external, including a grand jury proceeding and an action or suit brought by or in the right of the Corporation, to the full extent permitted by any applicable portion of this Article that shall not have been invalidated by any other applicable law.

         SECTION 7.12. LIABILITY OF DIRECTORS FOR BREACHES OF FIDUCIARY DUTY. Notwithstanding any provision to the contrary contained in these Bylaws, to the fullest extent permitted by the Delaware General Corporation Law as the same exists or may hereafter be amended, a director of the Corporation shall not be liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director.

         Section 102(b)(7) of the Delaware General Corporation Law provides that a corporation may eliminate or limit the personal liability of a director to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, provided that such provision shall not eliminate or limit the liability of a director (i) for any breach of the director's duty of loyalty to the corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) for willful or negligent conduct in paying dividends or repurchasing stock out of other than lawfully available funds or (iv) for any transaction from which the director derived an improper personal benefit. No such provision shall eliminate or limit the liability of a director for any act or omission occurring prior to the date when such provision becomes effective.

ITEM 16.  EXHIBITS.

                                 EXHIBIT INDEX




                                                                                                 Sequentially
 Exhibit                                                                                           Numbered
 Number         Description                                                                         Pages
 ------         -----------                                                                         -----


 4-a            Amended and Restated Certificate of Incorporation of the Company
                (incorporated by reference to Exhibit 4.1 of the Company's Registration
                Statement on Form S-8, Commission File No. 33-7440)

 4-b            Bylaws of the Company, amended and restated effective March 1993
                (incorporated by reference to Exhibit 3-b of the Company's 1993 Annual
                Report on Form 10-K)

 4-c            Warrant Agreement by and between the Company and American Stock Transfer &
                Trust Company (the "Transfer Agent") dated as of November 11, 1992
                (incorporated by reference to Exhibit 28.2 of the Company's Current Report on Form 8-K dated January 7, 1993)

 4-e (1)        Second Amendment to the Warrant Agreement by and between the Company and the
                Transfer Agent dated as of July 31, 1995

 4-f (1)        Warrant Agreement dated as of July 1, 1995 between the Company and
                Fechtor, Detwiler & Co., Inc.

 4-g (1)        Warrant Agreement dated as of July 1, 1995 between the Company and
                Fortuna Capital Management

 4-h (1)        Warrant Agreement dated as of July 1, 1995 between the Company and
                Karen Brenner

 4-i (1)        Warrant Agreement dated as of July 1, 1995 between the Company and
                Charles Linn Haslam

 4-j (1)        Letter dated October 15, 1995 from the Company to Bruce Kanter

 4-k (1)        Warrant Agreement dated as of July 1, 1995 between the Company and
                Barry Kaplan

 4-l (1)(2)     Form of Warrant and Contingent Payment Agreement dated as of March
                31, 1996 between the Company and each of several participants in the
                Company's several benefit plans

 4-m (1)        Securities Purchase Agreement dated February 29, 1996 among the
                Company and the Holders referred to therein (the "Securities Purchase
                Agreement")

 4-n (1)(3)     Form of Warrant to Purchase Shares of Common Stock of the Company dated
                February 29, 1996


                                                                                                 Sequentially
 Exhibit                                                                                           Numbered
 Number         Description                                                                         Pages
 ------         -----------                                                                         -----

 4-o (1)        Registration Rights Agreement dated as of February 29, 1996 between the
                Company and Rickel & Associates, Inc. ("Rickel")

 4-p (1)        Registration Rights Agreement dated as of February 29, 1996 among the
                Company and each of the Purchasers referred to therein

 4-q (1)        Pledge Agreement dated as of February 29, 1996 among Rickel, First Union
                National Bank ("FUNB") and the Company

 4-r (1)        Collateral Agency Agreement dated as of February 29, 1996 among Rickel, each
                Purchaser under the Securities Purchase Agreement, FUNB and the Company

 4-s (1)        Engagement Letter dated as of January 30, 1996 between Rickel and the
                Company

 4-t (1)        Loan Agreement dated as of January 11, 1996 among Howard Miller, Kenneth D.
                Rickel, Elliot Smith, Rickel and Steven J. Baileys

 4-u (1)        General Release and Settlement Agreement dated August 30, 1995 between the Company and Dominic Salvati

 4-v            Warrant Agreement dated as of January 25, 1996 between the Company and
                Richard K. Vitelle

 4-w            Agreement for Purchase of Shares dated October 6, 1995 between the Company, as buyer, and the shareholders of SMTEK (incorporated by reference to
                Exhibit 99.1 of the Company's Current Report on Form 8-K dated January 29, 1996)

 4-x            Employment Agreement and Letter of Understanding and Agreement dated October 15,
                1995 between the Company and Gregory L. Horton (incorporated by reference to
                Exhibit 99.2 of the Company's Current Report on Form 8-K dated January 29, 1996)

 5 Opinion of Nelson Mullins Riley & Scarborough, L.L.P. as to the legality of the securities being registered

 23-a           Consent of Nelson Mullins Riley & Scarborough, L.L.P. (included in Exhibit 5 to this Registration Statement)

 23-b           Consent of KPMG Peat Marwick LLP

 23-c           Consent of Arthur Andersen LLP

 23-d           Consent of Mr. Gary W. Janke, C.P.A.

 24   (1)       Power of Attorney

- --------------------


(1) Previously filed.

(2) This is the form of Warrant and Contingent Payment Agreement executed and delivered by or on behalf of each of several participants in the Company's several benefit plans. Each such participant is a Selling Stockholder in this Offering. The number of shares offered hereby on behalf of each such Selling Stockholder is the entire amount acquired by such person under the applicable Warrant and Contingent Payment Agreement. The Warrant and Contingent Payment Agreements are substantially identical in all material respects except as to the parties thereto and the numbers of shares that they cover. The name of each party (other than the Company) and the number of shares so acquired and offered by each such party are as follows: E. Bruce Alsip (41,133), Thomas Beiseker (292,748), Robert Black (9,257), Hyla Cameron (25,681), Gillis Carter (39,478),
Ray Gardner (20,024), Frank Genochio (26,011), John Hall (5,041), John Nicholson (47,808), Russell O'Neill (5,041), Arthur Schmutz (5,041), Bette Thompson (6,713), Lawrence Whitcomb (35,930), Eugene Wilkinson (20,714), Hugh Witt (5,041) and George Wolfe (10,211).

(3) This is the form of each Offered Warrant, as defined elsewhere in the Prospectus. The Offered Warrants are substantially identical in all material respects except as to the parties thereto and the numbers of shares that they cover. Schedule A to Exhibit No. 4-m, the Securities Purchase Agreement, identifies the original privies to the Offered Warrants and the numbers of shares that they covered.

ITEM 17.  UNDERTAKINGS.

         The undersigned registrant hereby undertakes:

         (a) to file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement to include any material information with respect to the plan of distribution not previously disclosed in this Registration Statement or any material change to such information in this Registration Statement;

         (b) that, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof; and

         (c) to remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

         The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to section 13(a) or section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered herein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

         Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim or indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES


         Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Newbury Park, State of California, on June 19, 1996.


                                     DDL ELECTRONICS, INC.

                                     By:    /s/ Gregory L. Horton
                                         ------------------------------
                                                Gregory L. Horton
                                         Chief Executive Officer and President

         Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated:





         Signature                                   Title                               Date
         ---------                                   -----                               ----
/s/ Gregory L. Horton                      Chief Executive Officer and               June 19, 1996
- -------------------------                  President (principal executive
     Gregory L. Horton                     officer) and Director


/s/ Richard K. Vitelle*                    Vice President -- Finance                 June 19, 1996
- -------------------------                  (principal financial and accounting
     Richard K. Vitelle                    officer)


/s/ Robert G. Wilson*                      Director                                  June 19, 1996
- -------------------------
     Robert G. Wilson

/s/ Bernee D.L. Strom*                     Director                                  June 19, 1996
- -------------------------
     Bernee D. L. Strom

/s/ Melvin Foster*                         Director                                  June 19, 1996
- -------------------------
     Melvin Foster

- -------------------------                  Director                                          , 1996
     Philip H. Alspach                                                               --------

/s/ Erven Tallman*                         Director                                  June 19, 1996
- -------------------------
     Erven Tallman

- -------------------------                  Director                                          , 1996
     Don A. Raig                                                                     --------

*By: /s/ Gregory L. Horton
    -----------------------------------
    Gregory L. Horton, Attorney-in-Fact